Registration No. 333-______

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                            Appalachian Power Company
             (Exact name of registrant as specified in its charter)

Virginia                                                  54-0124790
(State or other jurisdiction                              (I.R.S. Employer
of incorporation or organization)                         Identification No.)

1 Riverside Plaza
Columbus, Ohio                                             43215
(Address of principal executive offices)                   (Zip Code)

        Registrant's telephone number, including area code: (614)223-1000

                           ARMANDO A. PENA, Treasurer
           JEFFREY D. CROSS, Senior Vice President and General Counsel
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                1 Riverside Plaza
                              Columbus, Ohio 43215
                                 (614) 223-1580
                 (Name, address and telephone number, including
                        area code, of agent for service)

       It is respectfully requested that the Commission send copies of all notices, orders and communications to:

Simpson Thacher & Bartlett                    Dewey Ballantine LLP
425 Lexington Avenue                          1301   Avenue   of  the Americas
New York, NY 10017-3909                       New York, NY 10019-6092
Attention:  James M. Cotter                   Attention: E. N. Ellis, IV
                               -------------------

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.
                               -------------------


      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [x]
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------
   Title of
  Each Class                   Proposed      Proposed
      Of                        Maximum      Maximum
  Securities      Amount       Offering     Aggregate       Amount of
    to be          to be         Price       Offering     Registration
  Registered    Registered     Per Unit*      Price*           Fee

----------------------------------------------------------------------
  Unsecured
    Notes      $450,000,000      100%      $450,000,000   $ 41,400
----------------------------------------------------------------------
*Estimated solely for purpose of calculating the registration fee.



      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


       ---------------------------------------------------------


      The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

          SUBJECT TO COMPLETION, DATED ____________, 2002

                                   PROSPECTUS

                            APPALACHIAN POWER COMPANY
                                1 Riverside Plaza
                              Columbus, Ohio 43215
                                  614-223-1000

                                  $450,000,000
                                 UNSECURED NOTES
                                  TERMS OF SALE

      A prospectus supplement or pricing supplement will include the final terms for each note. If we decide to list upon issuance any note or notes on a securities exchange, a prospectus supplement or pricing supplement will identify the exchange and state when we expect trading could begin. The following terms may apply to the notes that we may sell at one or more times.

      - Mature 9 months to 50 years - Fixed or floating interest rate - Remarketing features - Certificate or book-entry form - Subject to redemption
      - Not convertible, amortized or subject to a sinking fund - Interest paid on fixed rate notes quarterly or semi-annually - Interest paid on floating rate notes monthly, quarterly, semi-annually, or annually - Issued in multiples of a minimum denomination - Issued with original issue discount

INVESTING IN THESE NOTES INVOLVES RISKS. SEE THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 2 FOR MORE INFORMATION.

The notes have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

        The date of this prospectus is ____________, 2002.

                                   THE COMPANY

      We generate, sell, purchase, transmit and distribute electric power. We serve approximately 917,000 retail customers in southwestern Virginia and southern West Virginia. We also sell and transmit power at wholesale to other electric utilities, municipalities, electric cooperatives and non-utility entities engaged in the wholesale power market. Our principal executive offices are located at 1 Riverside Plaza, Columbus, Ohio 43215 (telephone number 614-223-1000). We are a subsidiary of American Electric Power Company, Inc. ("AEP"), a public utility holding company, and we are a part of the American Electric Power integrated utility system. The executive offices of AEP are located at 1 Riverside Plaza, Columbus, Ohio 43215 (telephone number 614-223-1000).

                                  RISK FACTORS

                RISKS RELATED TO OUR POWER TRADING
                            AND WHOLESALE BUSINESSES

o Our revenues and results of operations are subject to market risks that are beyond our control.

      We sell power from our generation facilities into the spot market or other competitive power markets or on a contractual basis. We also enter into contracts to purchase and sell electricity as part of our power marketing and trading operations. With respect to such transactions, we are not guaranteed any rate of return on our capital investments through regulated rates, and our revenues and results of operations are likely to depend, in large part, upon prevailing market prices for power in our regional markets and other competitive markets. These market prices may fluctuate substantially over relatively short periods of time. It is reasonable to expect that trading margins may erode as markets mature and that there may be diminished opportunities for gain should volatility decline. In addition, the Federal Energy Regulatory Commission (the "FERC"), which has jurisdiction over wholesale power rates, as well as independent system operators that oversee some of these markets, may impose price limitations, bidding rules and other mechanisms to address some of the volatility in these markets. Fuel prices may also be volatile, and the price we can obtain for power sales may not change at the same rate as changes in fuel costs. These factors could reduce our margins and therefore diminish our revenues and results of operations.

      Volatility in market prices for fuel and power may result from:

 - weather conditions;
 - seasonality;
 - power usage;
 - illiquid markets;
 - transmission or transportation constraints or inefficiencies;
 - availability of competitively priced alternative energy sources;
 - demand for energy commodities;
 - natural gas, crude oil and refined products, and coal production levels;
 - natural disasters, wars, embargoes and other catastrophic events; and
 - federal, state and foreign energy and environmental regulation and legislation.

o Our power trading (including fuel procurement and power marketing) and risk management policies cannot eliminate the risk associated with these activities.

      Our power trading (including fuel procurement and power marketing) activities expose us to risks of commodity price movements. We attempt to manage our exposure through enforcement of established risk limits and risk management procedures. These risk limits and risk management procedures may not always be followed or may not work as planned and cannot eliminate the risks associated with these activities. As a result, we cannot predict the impact that our power trading and risk management decisions may have on our business, operating results or financial position.

      We routinely have open trading positions in the market, within established guidelines, resulting from the management of our trading portfolio. To the extent open trading positions exist, fluctuating commodity prices can improve or diminish our financial results and financial position.

      Our power trading and risk management activities, including our power sales agreements with counterparties, rely on projections that depend heavily on judgments and assumptions by management of factors such as the future market prices and demand for power and other energy-related commodities. These factors become more difficult to predict and the calculations become less reliable the further into the future these estimates are made. Even when our policies and procedures are followed and decisions are made based on these estimates, results of operations may be diminished if the judgments and assumptions underlying those calculations prove to be wrong or inaccurate.

o Parties with whom we have contracts may fail to perform their obligations, which could harm our results of operations.

      We are exposed to the risk that counterparties that owe us money or power will breach their obligations. Should the counterparties to these arrangements fail to perform, we may be forced to enter into alternative hedging arrangements or honor underlying commitments at then-current market prices that may exceed our contractual prices, which would cause our financial results to be diminished and we might incur losses. Although our estimates take into account the expected probability of default by a counterparty, our actual exposure to a default by a counterparty may be greater than the estimates predict if defaults by counterparties exceed our estimates.

o We rely on electric transmission facilities that we do not own or control. If these facilities do not provide us with adequate transmission capacity, we may not be able to deliver our wholesale electric power to the purchasers of our power.

      We depend on transmission facilities owned and operated by other unaffiliated power companies to deliver the power we sell at wholesale. This dependence exposes us to a variety of risks. If transmission is disrupted, or transmission capacity is inadequate, we may not be able to sell and deliver our wholesale power. If a region's power transmission infrastructure is inadequate, our recovery of wholesale costs and profits may be limited. If restrictive transmission price regulation is imposed, the transmission companies may not have sufficient incentive to invest in expansion of transmission infrastructure.

      The FERC has issued electric transmission initiatives that require electric transmission services to be offered unbundled from commodity sales. Although these initiatives are designed to encourage wholesale market transactions for electricity, access to transmission systems may in fact not be available if transmission capacity is insufficient because of physical constraints or because it is contractually unavailable. We also cannot predict whether transmission facilities will be expanded in specific markets to accommodate competitive access to those markets.

o We do not fully hedge against price changes in commodities.

      We routinely enter into contracts to purchase and sell electricity as part of our power marketing and trading operations and to procure fuel. In connection with these trading activities, we routinely enter into financial contracts, including futures and options, over-the-counter options, swaps and other derivative contracts. These activities expose us to risks from price movements. If the values of the financial contracts change in a manner we do not anticipate, it could harm our financial position or reduce the financial contribution of our trading operations.

      We manage our exposure by establishing risk limits and entering into contracts to offset some of our positions (i.e., to hedge our exposure to demand, market effects of weather and other changes in commodity prices). However, we do not always hedge the entire exposure of our operations from commodity price volatility. To the extent we do not hedge against commodity price volatility, our results of operations and financial position may be improved or diminished based upon our success in the market.

o We are unable to predict the course, results or impact, if any, of current or future energy market investigations.

      In February 2002, the FERC issued an order directing its Staff to conduct a fact-finding investigation into whether any entity, including Enron Corp., manipulated short-term prices in electric energy or natural gas markets in the West or otherwise exercised undue influence over wholesale prices in the West, for the period January 1, 2000, forward. In April 2002, AEP furnished certain information to the FERC in response to their related data request.

      Pursuant to the FERC's February order, on May 8, 2002, the FERC issued further data requests, including requests for admissions, with respect to certain trading strategies engaged in by Enron Corp. and, allegedly, traders of other companies active in the wholesale electricity and ancillary services markets in the West, particularly California, during the years 2000 and 2001. This data request was issued to AEP as part of a group of over 100 entities designated by the FERC as all sellers of wholesale electricity and/or ancillary services to the California Independent System Operator and/or the California Power Exchange.

      The May 8, 2002 FERC data request required senior management to conduct an investigation into AEP's trading activities during 2000 and 2001 and to provide an affidavit as to whether AEP engaged in certain trading practices that the FERC characterized in the data request as being potentially manipulative. AEP's senior management complied with the order and denied its involvement with those trading practices.

      On May 21, 2002, the FERC issued a further data request with respect to this matter to AEP and over 100 other market participants requesting information for the years 2000 and 2001 concerning "wash", "round trip" or "sale/buy back" trading in the Western System Coordinating Council ("WSCC"), which involves the sale of an electricity product to another company together with a simultaneous purchase of the same product at the same price (collectively, "wash sales"). Similarly, on May 22, 2002, the FERC issued an additional data request with respect to this matter to AEP and other market participants requesting similar information for the same period with respect to the sale of natural gas products in the WSCC and Texas. After reviewing its records, AEP responded to the FERC that it did not participate in any "wash sale" transactions involving power or gas in the relevant market. AEP further informed the FERC that certain of its traders did engage in trades on the Intercontinental Exchange, an electronic electricity trading platform owned by a group of electricity trading companies, including AEP, on September 21, 2001, the day on which all brokerage commissions for trades on that exchange were donated to charities for the victims of the September 11, 2001 terrorist attacks, which do not meet the FERC criteria for a "wash sale" but do have certain characteristics in common with such sales.

      The Public Utilities Commission of Texas, which has jurisdiction over several of our affiliates, also issued similar data requests to AEP and other power marketers. AEP responded to such data request by the July 2, 2002 response date. We understand that the SEC and US Commodity Futures Trading Commission ("CFTC") are also looking into "wash sale" trading practices. The CFTC issued a subpoena to AEP on June 17, 2002 requesting information with respect to these matters. AEP responded to CFTC. In addition, the US Department of Justice made a civil investigation demand to AEP and other electric generating companies concerning their investigation of the Intercontinental Exchange. In August 2002, AEP received an informal data request from the SEC asking it to voluntarily provide documents related to "round-trip" or "wash" trades and AEP has provided the requested information to the SEC. AEP recently completed a review of its trading activities in the United States for the last three years involving sequential trades with the same terms and counterparties. The revenue from such trading is not material to either our financial statements or AEP's. We believe that substantially all these transactions involve economic substance and risk transference and do not constitute "wash sales".

      Management is unable to predict the course or outcome of these or any future energy market investigations or their impact, if any, on power commodity trading generally or, more specifically, on our trading operations or future results of operations and cash flows.

o Diminished liquidity in the wholesale power markets could negatively impact our earnings

      The Enron Corp. bankruptcy and enhanced regulatory scrutiny have contributed to more rigorous credit rating review of wholesale power market participants. Credit downgrades of certain other market participants have significantly reduced such participants' participation in the wholesale power markets. These events are causing a decrease in the number of significant participants in the wholesale power markets, at least temporarily, which could result in a decrease in the volume and liquidity in the wholesale power markets. We are unable to predict the impact of such developments on our power marketing and trading business.

o     Uncertainty regarding FERC proposed security standards

      In July 2002, the FERC published for comment its proposed security standards as part of the Standards for Market Design ("SMD"). These standards are intended to ensure all market participants have a basic security program that effectively protects the electric grid and related market activities and require compliance by January 1, 2004. The impact of these proposed standards is far-reaching and has significant penalties for non-compliance. These standards apply to marketers, transmission owners, and power producers, including us. Compliance with these standards would represent a significant effort that will impact us. Unless the cost can be recovered from customers, results of operations and cash flows would be adversely affected.

o Potential for disruption if the delay of a FERC market power mitigation order is lifted

      A FERC order on AEP's triennial market based wholesale power rate authorization update required certain mitigation actions that certain AEP subsidiaries, including us, would need to take for sales/purchases within its control area and required AEP to post information on its website regarding its power systems status. As a result of a request for rehearing filed by AEP and other market participants, FERC issued an order delaying the effective date of the mitigation plan until after a planned technical conference on market power determination. No such conference has been held and management is unable to predict the timing of any further action by the FERC or its affect on future results of our operations and cash flows.

                         RISKS RELATED TO OUR REGULATED
                        BUSINESS AND EVOLVING REGULATION

o The laws and regulations governing restructuring of the wholesale generation market in Virginia and West Virginia have not yet been interpreted or adopted and could harm our business, operating results and financial condition.

      While the electric restructuring law in Virginia established the general framework governing the retail electric market, the law requires us to make compliance filings with the Virginia State Corporation Commission ("VSCC") to implement the law. Our compliance filing is pending but we are unable to predict the outcome of the VSCC's review of our filing. It is possible that the VSCC could limit our ability to transfer generation assets in connection with corporate separation. The West Virginia legislature has approved electricity restructuring; however, the West Virginia Public Service Commission ("WVPSC") cannot implement the restructuring plan until the legislature makes tax law changes necessary to preserve the revenues of state and local governments. We cannot predict the timing of the passage of such legislation. Therefore, it is also possible that the legislation could be revisited. We cannot predict the impact of such a development.

o The different regional power markets in which we compete or will compete in the future have changing transmission regulatory structures, which could affect our performance in these regions.

      Our results are likely to be affected by differences in the market and transmission regulatory structures in various regional power markets. Problems or delays that may arise in the formation and operation of new regional transmission organizations, or "RTOs", may restrict our ability to sell power produced by our generating capacity to certain markets if there is insufficient transmission capacity otherwise available. The rules governing the various regional power markets may also change from time to time which could affect our costs or revenues. Because it remains unclear which companies will be participating in the various regional power markets, or how RTOs will develop or what regions they will cover, we are unable to assess fully the impact that these power markets may have on our business.

      Certain AEP subsidiaries, including us, participated in the formation of the Alliance RTO. The Alliance RTO filed with the FERC seeking permission to form and operate. The FERC expressed its opinion that large RTOs will better support competitive, reliable electric service and rejected the Alliance RTO's filing. In May 2002 AEP announced an agreement with the Pennsylvania-New Jersey-Maryland RTO (the "PJM") Interconnection to pursue terms for participation in its RTO. Final agreements are expected to be negotiated. In July 2002 the FERC tentatively approved the decision of certain AEP subsidiaries, including us, to join PJM subject to certain conditions being met. The performance of these conditions is only partially under AEP's control.

      Management is unable to predict the outcome of these transmission regulatory actions and proceedings or their impact on the timing and operation of RTOs, our transmission operations or future results of operations and cash flows.

          RISKS RELATED TO MARKET OR ECONOMIC VOLATILITY

o     We are subject to risks associated with a changing economic environment.

      In response to the occurrence of several recent events, including the September 11, 2001 terrorist attack on the United States, the ongoing war against terrorism by the United States, and the bankruptcy of Enron Corp., the financial markets have been disrupted in general, and the availability and cost of capital for our business and that of our competitors has been at least temporarily harmed. In addition, following the bankruptcy of Enron Corp., the credit ratings agencies initiated a thorough review of the capital structure and earnings power of energy companies, including us. These events could constrain the capital available to our industry and could limit our access to funding for our operations. Our business is capital intensive, and we are dependent upon our ability to access capital at rates and on terms we determine to be attractive. If our ability to access capital becomes significantly constrained, our interest costs will likely increase and our financial condition could be harmed and future results of operations could be significantly harmed.

      The insurance industry has also been disrupted by these events. As a result, the availability of insurance covering risks we and our competitors typically insure against may decrease. In addition, the insurance we are able to obtain may have higher deductibles, higher premiums and more restrictive policy terms.

o A downgrade in our credit rating could negatively affect our ability to access capital and/or to operate our power trading businesses.

      Standard & Poor's and Moody's rate our senior, unsecured debt at BBB+ and Baa1, respectively. If Moody's or Standard & Poor's were to downgrade our long-term rating, particularly below investment grade, our borrowing costs would increase which would diminish our financial results. In addition, we would likely be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources could decrease. Further, if AEP's short-term rating were to fall below P-2 or A-2, the current ratings assigned by Standard & Poor's and Moody's, respectively, it would significantly limit its access to the commercial paper market and would increase our short-term borrowing costs because we conduct our short-term borrowing through AEP, and on the same terms available to AEP.

      Our power trading business relies on the investment grade ratings of our senior, unsecured debt. Most of our counterparties require the creditworthiness of an investment grade entity to stand behind transactions. If our rating were to decline below investment grade, our ability to profitably operate our power trading business would be diminished because we would likely have to deposit cash or cash related instruments which would reduce our profits.

o     Our operating results may fluctuate on a seasonal and quarterly basis.

      Electric power generation is generally a seasonal business. In many parts of the country, demand for power peaks during the hot summer months, with market prices also peaking at that time. In other areas, power demand peaks during the winter. As a result, our overall operating results in the future may fluctuate substantially on a seasonal basis. The pattern of this fluctuation may change depending on the terms of power sale contracts we enter into. In addition, we have historically sold less power, and consequently earned less income, when weather conditions are milder. We expect that unusually mild weather in the future could diminish our results of operations and harm our financial condition.

o Changes in technology may significantly affect our business by making our power plants less competitive.

      A key element of our business model is that generating power at central power plants achieves economies of scale and produces power at relatively low cost. There are other technologies that produce power, most notably fuel cells, microturbines, windmills and photovoltaic (solar) cells. It is possible that advances in technology will reduce the cost of alternative methods of producing power to a level that is competitive with that of most central power station electric production. If this were to happen and if these technologies achieved economies of scale, our market share could be eroded, and the value of our power plants could be reduced. Changes in technology could also alter the channels through which retail electric customers buy power, thereby harming our financial results.

o Changes in commodity prices may increase our cost of producing power or decrease the amount we receive from selling power, harming our financial performance.

      We are heavily exposed to changes in the price and availability of coal because most of our generating capacity is coal-fired. We have contracts of varying durations for the supply of coal for most of our existing generation capacity, but as these contracts end, we may not be able to purchase coal on terms as favorable as the current contracts.

      Changes in the cost of coal and changes in the relationship between such cost and the market price of power will affect our financial results. Since the price we obtain for power may not change at the same rate as the change in coal costs, we may be unable to pass on the changes in costs to our customers. In addition, the price we can charge our retail customers in West Virginia is currently frozen.

      In addition, actual power prices and fuel costs will differ from those assumed in financial projections used to initially value our trading and marketing transactions, and those differences may be material. As a result, our financial results may be diminished in the future as those transactions are marked to market.

o     At times, demand for power could exceed our supply capacity.

      We are currently obligated to supply power to our customers. At peak times, the demand for power required to meet this obligation will exceed our available generation capacity. In the past, we have had little need to purchase power in the market for our retail customers. In the future, we may be required to buy more power on the market. We may not always have the ability to pass these market purchase costs to our customers. For example, we are protected from increased fuel cost charges in Virginia. In West Virginia, such increases will affect our earnings currently because we will not be able to adjust our rates to recover any increases.

             RISKS RELATED TO ENVIRONMENTAL REGULATION

o Our costs of compliance with environmental laws are significant, and the cost of compliance with future environmental laws could harm our cash flow and profitability.

      Our operations are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, natural resources and health and safety. Compliance with these legal requirements requires us to commit significant capital toward environmental monitoring, installation of pollution control equipment, emission fees and permits at all of our facilities. These expenditures have been significant in the past and we expect that they will increase in the future. Costs of compliance with environmental regulations could harm our industry, our business and our results of operations and financial position, especially if emission and/or discharge limits are tightened, more extensive permitting requirements are imposed, additional substances become regulated and the number and types of assets we operate increase.

o We anticipate that we will incur considerable capital costs for compliance.

      Most of our generating capacity is coal burning. We plan to install new emissions control equipment and may be required to upgrade existing equipment, purchase emissions allowances or reduce operations. We expect to spend approximately $365 million (of which $130 million had been expended as of December 31, 2001) in connection with the installation of emission control equipment at our facilities to comply with the new NOx rule and the Section 126 Rule. Moreover, environmental laws are subject to change, which may materially increase our costs of compliance or accelerate the timing of these capital expenditures. Our compliance strategy, although reasonably based on the information available to us today, may not successfully address the relevant standards and interpretations of the future.

o Governmental authorities may assess penalties on us for failures to comply with environmental laws and regulations.

      If we fail to comply with environmental laws and regulations, even if caused by factors beyond our control, that failure may result in the assessment of civil or criminal penalties and fines against us. Recent lawsuits by the EPA and various states filed against us highlight the environmental risks faced by generating facilities, in general, and coal-fired generating facilities, in particular.

      Since 1999, we and some of our affiliates have been involved in litigation regarding generating plant emissions under the Clean Air Act. Federal EPA and a number of states alleged that we and eleven unaffiliated utilities modified certain units at coal-fired generating plants in violation of the Clean Air Act. Federal EPA filed complaints against us and some of our affiliated public utility subsidiaries in U.S. District Court for the Southern District of Ohio. A separate lawsuit initiated by certain special interest groups was consolidated with the Federal EPA case. The alleged modification of the generating units occurred over a 20 year period.

      If these actions are resolved against us, substantial modifications of our existing coal-fired power plants would be required. In addition, we could be required to invest significantly in additional emission control equipment, accelerate the timing of capital expenditures, pay penalties and/or halt operations. Moreover, our results of operations could be reduced and our financial position could suffer due to the consequent distraction of management and the expense of ongoing litigation.

o We are unlikely to be able to pass on the cost of environmental compliance to our customers.

      Most of our contracts with wholesale customers do not permit us to recover additional capital and other costs incurred by us to comply with new environmental regulations. Due to the deregulation of generation in Virginia, we cannot recover through rates additional capital and other costs incurred by us to comply with new environmental regulations with respect to our generation previously regulated in Virginia.

                             PROSPECTUS SUPPLEMENTS

      We may provide information to you about the notes in up to three separate documents that progressively provide more detail: (a) this prospectus provides general information some of which may not apply to your notes, (b) the accompanying prospectus supplement provides more specific terms of your notes, and (c) if not in the accompanying prospectus supplement, the pricing supplement will provide the final terms of your notes. It is important for you to consider the information contained in this prospectus, the prospectus supplement and the pricing supplement in making your investment decision.

                RATIO OF EARNINGS TO FIXED CHARGES

      The Ratio of Earnings to Fixed Charges for each of the periods indicated is as follows:

           Twelve Months
           Period Ended             Ratio
           ---------------          -----
           December 31, 1997        2.44
           December 31, 1998        2.07
           December 31, 1999        2.43
           December 31, 2000        2.26
           December 31, 2001        2.98
           June 30, 2002            3.07

      For current information on the Ratio of Earnings to Fixed Charges, please see our most recent Form 10-K and 10-Q. See Where You Can Find More Information.

                WHERE YOU CAN FIND MORE INFORMATION

      This prospectus is part of a registration statement we filed with the SEC. We also file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. You may also examine our SEC filings through the SEC's web site at http://www.sec.gov.

      The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all the notes.

   Annual Report on Form 10-K for the year ended December 31,
2001; and
   Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002 and June 30, 2002; and
   Current Report on Form 8-K filed June 18, 2002.

      You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

      Mr. R. Todd Rimmer
      American Electric Power Service Corporation
      1 Riverside Plaza
      Columbus, Ohio 43215
      614-223-1000

      You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these notes in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                                 USE OF PROCEEDS

      Unless otherwise stated in a prospectus supplement, the net proceeds from the sale of the notes will be used for general corporate purposes relating to our utility business. These purposes include redeeming or repurchasing outstanding debt or preferred stock and replenishing working capital. If we do not use the net proceeds immediately, we temporarily invest them in short-term, interest-bearing obligations. We estimate that our construction costs in 2002 will approximate $258,200,000. We had no short-term indebtedness outstanding as of June 30, 2002.

                            DESCRIPTION OF THE NOTES

General

      We will issue the notes under the Indenture dated January 1, 1998 (as previously supplemented and amended) between us and the Trustee, The Bank of New York. This prospectus briefly outlines some provisions of the Indenture. If you would like more information on these provisions, you should review the Indenture and any supplemental indentures or company orders that we have filed or will file with the SEC. See Where You Can Find More Information on how to locate these documents. You may also review these documents at the Trustee's offices at 5 Penn Plaza, New York, New York.

      The Indenture does not limit the amount of notes that may be issued. The Indenture permits us to issue notes in one or more series or tranches upon the approval of our board of directors and as described in one or more company orders or supplemental indentures. Each series of notes may differ as to their terms. The Indenture also gives us the ability to reopen a previous issue of a series of notes and issue additional notes of such series.

      The notes are unsecured and will rank equally with all our unsecured unsubordinated debt. Substantially all of our fixed properties and franchises are subject to the lien of our first mortgage bonds issued under and secured by a Mortgage and Deed of Trust, dated as of December 1, 1940 (as previously supplemented and amended) between us and Bankers Trust Company, as trustee. For current information on our debt outstanding see our most recent Form 10-K and 10-Q. See Where You Can Find More Information.

      The notes will be denominated in U.S. dollars and we will pay principal and interest in U.S. dollars. Unless an applicable pricing or prospectus supplement states otherwise, the notes will not be subject to any conversion, amortization, or sinking fund. We expect that the notes will be "book-entry," represented by a permanent global note registered in the name of The Depository Trust Company, or its nominee. We reserve the right, however, to issue note certificates registered in the name of the noteholders.

      In the discussion that follows, whenever we talk about paying principal on the notes, we mean at maturity or redemption. Also, in discussing the time for notices and how the different interest rates are calculated, all times are New York City time and all references to New York mean the City of New York, unless otherwise noted.

      The following terms may apply to each note as specified in the applicable pricing or prospectus supplement and the note.

Redemptions

      If we issue redeemable notes, we may redeem such notes at our option unless an applicable pricing or prospectus supplement states otherwise. The pricing or prospectus supplement will state the terms of redemption. We may redeem notes in whole or in part by delivering written notice to the noteholders no more than 60, and not less than 30, days prior to redemption. If we do not redeem all the notes of a series at one time, the Trustee selects the notes to be redeemed in a manner it determines to be fair.

Remarketed Notes

      If we issue notes with remarketing features, an applicable pricing or prospectus supplement will describe the terms for the notes including: interest rate, remarketing provisions, our right to redeem notes, the holders' right to tender notes, and any other provisions.

Book-Entry Notes - Registration, Transfer, and Payment of
Interest and Principal

      Unless otherwise stated in a prospectus supplement, book-entry notes of a series will be issued in the form of a global note that the Trustee will deposit with The Depository Trust Company, New York, New York ("DTC"). This means that we will not issue note certificates to each holder. One or more global notes will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for a note certificate, a global note may not be transferred; except that DTC, its nominees, and their successors may transfer a global note as a whole to one another.

      Beneficial interests in global notes will be shown on, and transfers of global notes will be made only through, records maintained by DTC and its participants.

      DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participants' accounts. This eliminates the need to exchange note certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

      Other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant also use DTC's book-entry system. The rules that apply to DTC and its participants are on file with the SEC.

      A number of its Direct Participants and the New York Stock
Exchange, Inc., The American Stock Exchange, Inc. and the
National Association of Securities Dealers, Inc. own DTC.

      We will wire principal and interest payments to DTC's nominee. We and the Trustee will treat DTC's nominee as the owner of the global notes for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global notes to owners of beneficial interests in the global notes.

      It is DTC's current practice, upon receipt of any payment of principal or interest, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the global notes as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with notes on a record date. The customary practices between the participants and owners of beneficial interests will govern payments by participants to owners of beneficial interests in the global notes and voting by participants, as is the case with notes held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

      According to DTC, the foregoing information with respect to DTC has been provided to the Direct Participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

      Notes represented by a global note will be exchangeable for note certificates with the same terms in authorized denominations only if:

o DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

o we determine not to require all of the notes of a series to be represented by a global note and notify the Trustee of our decision.

Note Certificates-Registration, Transfer, and Payment of Interest and Principal

      If we issue note certificates, they will be registered in the name of the noteholder. The notes may be transferred or exchanged, pursuant to administrative procedures in the indenture, without the payment of any service charge (other than any tax or other governmental charge) by contacting the paying agent. Payments on note certificates will be made by check.

Original Issue Discount

      We may issue the notes at an original issue discount, bearing no interest or bearing interest at a rate that, at the time of issuance, is below market rate, to be sold at a substantial discount below their stated principal amount. Generally speaking, if the notes are issued at an original issue discount and there is an event of default or acceleration of their maturity, holders will receive an amount less than their principal amount. Tax and other special considerations applicable to original issue discount debt will be described in the prospectus supplement in which we offer those notes.

Interest Rate

      The interest rate on the notes will either be fixed or floating. The interest paid will include interest accrued to, but excluding, the date of maturity or redemption. Interest is generally payable to the person in whose name the note is registered at the close of business on the record date before each interest payment date. Interest payable at maturity or redemption, however, will be payable to the person to whom principal is payable.

      If we issue a note after a record date but on or prior to the related interest payment date, we will pay the first interest payment on the interest payment date after the next record date. We will pay interest payments by check or wire transfer, at our option.

Fixed Rate Notes

      A pricing or prospectus supplement will designate the record dates, payment dates and the fixed rate of interest payable on a note. We will pay interest monthly, quarterly or semi-annually, and upon maturity or redemption. Unless an applicable pricing or prospectus supplement states otherwise, if any payment date falls on a day that is not a business day, we will pay interest on the next business day and no additional interest will be paid. Interest payments will be the amount of interest accrued to, but excluding, each payment date. Interest will be computed using a 360-day year of twelve 30-day months.

Floating Rate Notes

      Each floating rate note will have an interest rate formula. The applicable pricing supplement will state the initial interest rate or interest rate formula on each note effective until the first interest reset date. The applicable pricing or prospectus supplement will state the method and dates on which the interest rate will be determined, reset and paid.

Events of Default

      "Event of Default" means any of the following:

 - failure to pay for three business days the principal of (or premium, if any, on) any note of a series when due and payable;

 - failure to pay for 30 days any interest on any note of any series when due and payable;

 - failure to perform any other requirements in such notes, or in the Indenture in regard to such notes, for 90 days after notice;

 - certain events of bankruptcy or insolvency; or any other event of default specified in a series of notes.

      An Event of Default for a particular series of notes does not necessarily mean that an Event of Default has occurred for any other series of notes issued under the Indenture. If an Event of Default occurs and continues, the Trustee or the holders of at least 33% of the principal amount of the notes of the series affected may require us to repay the entire principal of the notes of such series immediately ("Repayment Acceleration"). In most instances, the holders of at least a majority in aggregate principal amount of the notes of the affected series may rescind a previously triggered Repayment Acceleration. However, if we cause an Event of Default because we have failed to pay (unaccelerated) principal, premium, if any, or interest, Repayment Acceleration may be rescinded only if we have first cured our default by depositing with the Trustee enough money to pay all (unaccelerated) past due amounts and penalties, if any.

      The Trustee must within 90 days after a default occurs, notify the holders of the notes of the series of default unless such default has been cured or waived. We are required to file an annual certificate with the Trustee, signed by an officer, concerning any default by us under any provisions of the Indenture.

      Subject to the provisions of the Indenture relating to its duties in case of default, the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders unless such holders offer the Trustee reasonable indemnity. Subject to the provisions for indemnification, the holders of a majority in principal amount of the notes of any series may direct the time, method and place of conducting any proceedings for any remedy available to, or exercising any trust or power conferred on, the Trustee with respect to such notes.

Modification of Indenture

      Under the Indenture, our rights and obligations and the rights of the holders of any notes may be changed. Any change affecting the rights of the holders of any series of notes requires the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes of all series affected by the change, voting as one class. However, we cannot change the terms of payment of principal or interest, or a reduction in the percentage required for changes or a waiver of default, unless the holder consents. We may issue additional series of notes and take other action that does not affect the rights of holders of any series by executing supplemental indentures without the consent of any noteholders.

Consolidation, Merger or Sale

      We may merge or consolidate with any corporation or sell substantially all of our assets as an entirety as long as the successor or purchaser expressly assumes the payment of principal, and premium, if any, and interest on the notes.

Legal Defeasance

      We will be discharged from our obligations on the notes of any series at any time if:

o we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the note of the series, and

o we deliver to the Trustee an opinion of counsel stating that the federal income tax obligations of noteholders of that series will not change as a result of our performing the action described above.

If this happens, the noteholders of the series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of notes and replacement of lost, stolen or mutilated notes.
Covenant Defeasance

      We will be discharged from our obligations under any restrictive covenant applicable to the notes of a particular series if we perform both actions described above. See Legal Defeasance. If this happens, any later breach of that particular restrictive covenant will not result in Repayment Acceleration. If we cause an Event of Default apart from breaching that restrictive covenant, there may not be sufficient money or government obligations on deposit with the Trustee to pay all amounts due on the notes of that series. In that instance, we would remain liable for such amounts.

Governing Law

      The Indenture and notes of all series will be governed by the laws of the State of New York.

Concerning the Trustee

      We and our affiliates use or will use some of the banking services of the Trustee and other services of its affiliates in the normal course of business.

                              PLAN OF DISTRIBUTION

      We may sell the notes (a) through agents; (b) through underwriters or dealers; or (c) directly to one or more purchasers.

By Agents

      Notes may be sold on a continuing basis through agents designated by us. The agents will agree to use their reasonable efforts to solicit purchases for the period of their appointment.

      Unless the prospectus supplement or any pricing supplement states otherwise, the notes will be sold to the public at 100% of their principal amount. Agents will receive commissions from .125% to .750% of the principal amount per note depending on the maturity of the note they sell.

      The Agents will not be obligated to make a market in the notes. We cannot predict the amount of trading or liquidity of the notes.

By Underwriters

      If underwriters are used in the sale, the underwriters will acquire the notes for their own account. The underwriters may resell the notes in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the notes will be subject to certain conditions. The underwriters will be obligated to purchase all the notes of the series offered if any of the notes are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Direct Sales

      We may also sell notes directly. In this case, no underwriters or agents would be involved.

General Information

      Underwriters, dealers, and agents that participate in the distribution of the notes may be underwriters as defined in the Securities Act of 1933 (the "Act"), and any discounts or commissions received by them from us and any profit on the resale of the notes by them may be treated as underwriting discounts and commissions under the Act.

      We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Act.

      Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses.

                                 LEGAL OPINIONS

      Our counsel, Simpson Thacher & Bartlett, New York, NY, and one of our lawyers will each issue an opinion about the legality of the notes for us. Dewey Ballantine LLP, New York, NY will issue an opinion for the agents or underwriters. From time to time, Dewey Ballantine LLP acts as counsel to our affiliates for some matters.

                                     EXPERTS

      The financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


               Table of Contents

THE COMPANY...................  2
RISK FACTORS..................  2
PROSPECTUS SUPPLEMENTS........ 11
RATIO OF EARNINGS TO
   FIXED CHARGES.............. 11
WHERE YOU CAN FIND MORE
   INFORMATION ..............  11
USE OF PROCEEDS .............. 12          $450,000,000 UNSECURED NOTES
DESCRIPTION OF THE NOTES ..... 12
   General  .................. 12
   Redemptions ............... 13
      Remarketed Notes........ 13
   Book-Entry Notes -
      Registration,
      Transfer, and  Payment of              PROSPECTUS
      Interest and  Principal  13
   Note Certificates -
      Registration,
      Transfer, and Payment of
      Interest and Principal   13           The date of this
   Original Issue Discount.... 15     Prospectus is __________, 2002
   Interest Rate ............. 15
      Fixed Rate Notes ....... 15
      Floating Rate Notes..... 16
   Events of Default.......... 16
   Modification of
      Indenture............... 17
   Consolidation, Merger or
      Sale.................... 17
   Legal Defeasance........... 17
   Covenant Defeasance........ 17
   Governing Law.............. 17
   Concerning the Trustee..... 17
PLAN OF DISTRIBUTION.......... 18
      By Agents............... 18
      By Underwriters......... 18
      Direct Sales............ 18
      General Information..... 19
LEGAL OPINIONS................ 19
EXPERTS....................... 19


                                     PART II

               INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.   Other Expenses of Issuance and Distribution.*

           Estimation based upon the issuance of all of the unsecured notes in two issuances:

Securities and Exchange Commission Filing Fees...........$  41,400
Printing Registration Statement, Prospectus, etc.........   60,000
Independent Auditors' fees...............................   34,000
Charges of Trustee (including counsel fees)..............   45,000
Legal fees...............................................  160,000
Rating Agency fees.......................................  189,750
Miscellaneous expenses...................................   75,000
                                                         ----------
     Total............................................... $ 605,150
                                                         ==========

* Estimated, except for filing fees.


Item 15.  Indemnification of Directors and Officers.

The Bylaws of the Company provide that the Company shall indemnify any person who was or is a party to any threatened, pending or completed action, suit or proceeding because such person is or was a director, officer or employee of the Company or is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability in connection with such proceeding if (a) such person conducted him or herself in good faith; (b) such person believed, in the case of conduct in such person's official capacity with the Company (as defined), that his or her conduct was in the best interests of the Company, and, in all other cases, that his or her conduct was at least not opposed to its best interests; (c) with respect to any criminal action or proceeding, such person had no reasonable cause to believe his or her conduct was unlawful; and (d) such person was not grossly negligent or guilty of willful misconduct. Such indemnification in connection with a proceeding by or in the right of the Company is limited to reasonable expenses incurred in connection with the proceeding. Any such indemnification (unless ordered by a court) shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the director is proper in the circumstances because such person has met the applicable standard of conduct.

      Section 13.1-698 of the Code of Virginia provides that unless limited by the articles of incorporation, a corporation shall indemnify a director who entirely prevails in the defense of any proceeding to which such person was a party because such person is or was a director of the corporation against reasonable expenses incurred in connection with such proceeding. Section 13.1-699 provides that a corporation may pay for or reimburse reasonable expenses incurred by a director who is a party to such a proceeding in advance of final disposition of such proceeding if (a) the director furnishes a written statement of his or her good faith belief that the standard of conduct described in Section 13.1-697 has been met; (b) the director furnishes the corporation a written undertaking by or on behalf of the director to repay the advance if it is ultimately determined that such person did not meet the standard of conduct; and (c) a determination is made that the facts then known to those making the determination would not preclude indemnification. Section 13.1-700.1 provides procedures which allow directors to apply to a court for an order directing advances or indemnification.

      Section 13.1-702 provides that unless limited by the articles of incorporation, (a) officers are entitled to mandatory indemnification under
Section 13.1-698 and to apply for court ordered indemnification under Section 13.1-700.1 to the same extent as a director, and (b) that a corporation may indemnify and advance expenses to an officer, employee or agent to the same extent as to a director. Section 13.1-704 provides that any corporation shall have the power to make any further indemnity to any director, officer, employee or agent that may be authorized by the articles of incorporation or any bylaw made by the stockholders or any resolution adopted, before or after the event, by the stockholders, except an indemnity against willful misconduct or a knowing violation of criminal law.

      The above is a general summary of certain provisions of the Company's Bylaws and the Code of Virginia and is subject in all respects to the specific and detailed provisions of the Company's Bylaws and the Code of Virginia.

      Reference is made to the Selling Agency Agreement and the Underwriting Agreement filed as Exhibits 1(a) and 1(b) hereto, respectively, which provide for indemnification of the Company, certain of its directors and officers, and persons who control the Company, under certain circumstances.

      The Company maintains insurance policies insuring its directors and officers against certain obligations that may be incurred by them.

Item 16.  Exhibits.

      Reference is made to the information contained in the Exhibit Index filed as part of this Registration Statement.


Item 17.  Undertakings.

      The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of unsecured notes offered (if the total dollar value of unsecured notes offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) of the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

      Provided, however, that (i) and (ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the unsecured notes offered, and the offering thereof at that time shall be deemed to be the initial bona fide offering thereof.

      (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the laws of the Commonwealth of Virginia, the registrant's bylaws, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the unsecured notes, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in said Act and will be governed by the final adjudication of such issue.

      (6) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (7) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable cause to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus and State of Ohio, on the 9th day of October, 2002.

                          APPALACHIAN POWER COMPANY

                          E. Linn Draper, Jr.*
                          Chairman of the Board and
                          Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed below by the following persons in the capacities and on the dates indicated.

          Signature                     Title                 Date

(i) Principal Executive
        Officer               Chairman of the Board
                              and Chief Executive
      E. Linn Draper, Jr.*              Officer               October 9, 2002

(ii) Principal Financial
        Officer:
/s/ Susan Tomasky
    Susan Tomasky               Vice President                October 9, 2002

(iii) Principal Accounting
         Officer:

 /s/ Joseph M. Buonaiuto      Controller and Chief
     Joseph M. Buonaiuto      Accounting Officer              October 9, 2002

(iv) A Majority of the
        Directors:

      E. Linn Draper, Jr.*
      H. W. Fayne*
      Thomas M. Hagan*
      A. A. Pena*
      Robert P. Powers*
      Thomas V. Shockley, III*
      Susan Tomasky                                 October 9, 2002

*By_/s/ Susan Tomasky__
(Susan Tomasky, Attorney-in-Fact)


                                  EXHIBIT INDEX

      Certain of the following exhibits, designated with an asterisk (*), are filed herewith. The exhibits not so designated have heretofore been filed with the Commission and, pursuant to 17 C.F.R. Sections 201.24 and 230.411, are incorporated herein by reference to the documents indicated following the descriptions of such exhibits.

Exhibit No.                                           Description

* 1(a)          -    Copy of proposed form of Selling Agency Agreement for the
                     unsecured notes.

* 1(b)          -    Copy of proposed form of Underwriting Agreement for the
                     unsecured notes.

  4(a)          -    Copy of Indenture, dated as of January 1, 1998, between
                     the Company and The Bank of New York, as Trustee
                     [Registration Statement No. 333-45927, Exhibits 4(a) and
                     4(b); Registration Statement No. 333-49071, Exhibit 4(b);
                     Registration Statement No. 333-84061, Exhibits 4(b) and
                     4(c), Registration Statement No. 333-81402, Exhibits 4(b),
                     4(c) and 4(d)].

* 4(b)          -    Copy of Company Order and Officers' Certificate, dated
                     June 18, 2002, establishing certain terms of the 4.80%
                     Senior Notes, Series E, Due 2005.

* 4(c)          -    Copy of proposed form of Company Order for the unsecured
                     notes.

* 5             -    Opinion of Simpson Thacher & Bartlett with respect to
                     the unsecured notes.

 12             -    Statement re Computations of Ratios [Quarterly Report on
                     Form 10-Q of the Company for the period ended June 30, 2002, File No. 1-3457, Exhibit 12].

*23(a)          -    Consent of Deloitte & Touche LLP.

 23(b)          -    Consent of Simpson Thacher & Bartlett (included in
                     Exhibit 5 filed herewith).

*24             -    Powers of Attorney and resolutions of the Board of
                     Directors of the Company.

*25             -    Form T-1 re  eligibility of The Bank of New York to
                     act as Trustee under the Indenture.